SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 1, 2007

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Francisco Vila, Investor Relations

fvila@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucia Domville/ Jillian Wanner ldomville@hfgcg.com Tel: (646) 284-9416

TGS Reports Results for the Third Quarter 2007

and Nine-Month Period ended September 30, 2007

FOR IMMEDIATE RELEASE: Thursday, November 1, 2007

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) today reported a Ps. 3.0 million net income, or Ps. 0.004 per share, (Ps. 0.019 per ADS) for the three-month period ended September 30, 2007, compared to the Ps. 93.6 million, or Ps. 0.118 per share (Ps. 0.589 per ADS) reported for the same period in 2006.

The reduction in net income was mainly due to a Ps. 54.7 million decrease in operating income in the third quarter of 2007, caused mostly by a significant decline in tons of NGL produced in the Cerri Complex. The lower production level resulted from an unusual and extremely cold winter, which affected the whole country, pushing the Cerri Complex to by-pass natural gas for several days in a row to satisfy the higher demand from residential households and power plants.

Net income for the nine-month period ended September 30, 2007 was Ps. 122.8 million, or Ps. 0.155 per share (Ps. 0.773 per ADS), which compares to Ps. 272.8 million, or Ps. 0.343 per share (Ps. 1.717 per ADS) in the same year ago period. Net income decline was primarily due to a higher income tax charge of Ps. 100.5 million and lower operating income of Ps. 69.3 million, both partially offset by lower financial expense of Ps. 32.9 million.

 Third Quarter 2007 vs. Third Quarter 2006

In the three-month period ended September 30, 2007, TGS posted total net revenues of Ps. 246.3 million in comparison with Ps. 318.9 million earned in 2006’s third quarter.

Natural gas transportation revenue in the third quarter of 2007 was Ps. 135.0 million, representing a 10.4% increase when compared to Ps. 122.3 million in the same 2006 quarter. This increase primarily reflects additional revenue generated by new firm transportation contracts signed with industrial and natural gas producer clients, which became effective in March and May 2007.

The natural gas transportation segment represented approximately 55% and 38% of the Company’s total revenue in the third quarters of 2007 and 2006, respectively. Natural gas transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by “ENARGAS”

(National Gas Regulation Institute).

The Economic Emergency Law, passed by the Argentine Congress on January 6, 2002, determined the “pesification” of regulated tariffs at an exchange rate of US$ 1=Ps. 1, as along with the prohibition to apply variations to the local and international indexes, as well as any other type of price adjustment thereon. Since then, the tariff renegotiation process has been delayed with no significant progress has been made so far.

The NGL production and commercialization segment revenue decreased to Ps. 94.8 million in the three-month period ended September 30, 2007, down 46.3% from Ps. 176.6 million for the same period of 2006. This revenue decrease is mainly due to an significant decline in the tons of NGL produced during the third quarter of 2007, as the Cerri Complex was not able to process natural gas for several days due to the peak demand of natural gas during this winter.

NGL production and commercialization revenue accounted for approximately 38% and 56% of the total revenue for the third quarter of 2007 and 2006, respectively. NGL production and commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, which is connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for both the Company’s own account and on behalf of its clients.

In the third quarter of 2007, Other Services revenues amounted to Ps. 16.5 million, an 18% decrease when compared to revenues of Ps. 20.0 million in the same 2006 period. This decrease was mainly the result of lower sales generated by midstream services rendered in 2007.

The Other Services segment mainly includes midstream and telecommunication activities. Its share in the Company’s total revenue accounted for approximately 7% and 6% for the three month- periods ended September 30, 2007 and 2006, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the third quarter of 2007 went down by approximately Ps. 17.9 million, from Ps. 183.3 million  in the third quarter of 2006, mainly due to a decrease in NGL variable production costs, associated with the lower production activity in the Cerri Complex, mentioned above.

Other expense, net amounted to Ps. 8.8 million in the third quarter of 2007, compared to the Other income, net of Ps. 8.6 million reported in 2006. The negative variation of Ps. 17.4 million is mainly due to a gain of Ps. 16.4 million registered in the third quarter of 2006 related to an insurance liquidation associated with the damage in 2005 of a facility located at the Cerri Complex.

Net financial expenses increased to Ps. 54.3 million in 2007 third quarter from Ps. 45.8 million reported in the same quarter of 2006. The negative variation of Ps. 8.5 million is mostly attributable to an increase in the foreign exchange loss of Ps 6.7 million, mainly related to a higher Argentine peso devaluation during 2007’s third quarter.

For the third quarter of 2007, the Company reported a Ps. 15.0 million income tax expense, compared to Ps. 4.9 million in the same quarter of 2006. This increase of Ps. 10.1 million is due basically to the partial reversal of the tax loss carryforward allowance of Ps. 38.3 million recorded in the 2006 quarter, partially offset by a lower income tax charge registered in the third quarter of 2007.

Nine-Month Period ended September 30, 2007 vs. Nine-Month Period ended September 30, 2006

TGS posted in the nine-month period ended September 30, 2007, total net revenues of Ps. 909.9 million in comparison to Ps. 959.2 million earned in the same period ended September 30, 2006.

Gas transportation revenue for the nine month period ended September 30, 2007 was Ps. 388.5 million, 5.5% above the Ps. 368.2 million earned in the same previous year period. This increase primarily reflects additional revenue generated by new firm transportation contracts mentioned above.

The NGL production and commercialization segment decreased to Ps. 456.8 million in the nine-month period ended September 30, 2007 from Ps. 524.9 million for the same  previous year period, representing a 13% decline, mainly attributable to the low level of production in the winter season mentioned above.

In the nine-month period ended September 30, 2007, Other Services revenues amounted to Ps. 64.6 million, a slightly below those of the same period of 2006. This decrease is mainly due to the effect of lower construction services sales.

Costs of sales and administrative and selling expenses for the nine-month period ended September 30, 2007 rose by Ps. 20.0 million to Ps. 548.3 million in the 2007 period, from Ps. 528.3 million in the same period of 2006. This variation is mostly attributable to: (i) a Ps. 14.4 million increase in labor cost; and, (ii) higher costs of Ps. 8.7 million associated with the operation and maintenance of gas transportation services.

In the nine-month period ended September 30, 2007, Other income, net experienced a negative variation of Ps. 14.5 million compared to the same period of 2006, mainly as a consequence of a Ps. 24.7 million gain registered in 2006 associated with the previously mentioned insurance liquidation and higher allowances registered in 2007 period of Ps. 2.4 million. This effect was partially compensated by a partial reversal of an allowance (of Ps. 17.4 million) recorded in connection with turnover tax claim made by the Province of Buenos Aires (with respect to NGL sales billed since 2002), as the Tax Court of this province confirmed that ethane sales were within the scope of the turnover tax exemption.

Net financial expenses decreased from Ps. 159.5 million reported in the first half of 2006 to Ps. 126.6 million in the same period of 2007. The positive variation of Ps. 32.9 million was mainly due to a lower interest expense associated with a 25% reduction in the average indebtedness, and a lower foreign exchange loss generated by the decline in the net liability position denominated in US dollar.

In the nine-month period ended September 30, 2007, income tax expenses increased by Ps. 100.5 million, compared to the same period of 2006, basically as a result of a partial reversal of the tax loss carryforward allowance of Ps. 111.9 million recorded in the 2006 period.

Liquidity and Capital Resources

In the nine-month period ended September 30, 2007, TGS applied the funds generated by operating activities (of Ps. 371.4 million), and part of the initial cash position to financing activities and investments amounting to Ps. 373.2 million and Ps. 154.5 million, respectively. Currently, TGS relies on cash generated from its operations as the primary source to finance for future activities. For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 73.4 MMm³/d or 2.6 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one subsidiary, 40% by a trust and 10% by a subsidiary of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the nine-month periods ended

September 30, 2007 and 2006

(In millions of constant Argentine pesos as of February 28, 2003 (1))

Nine-month period ended September 30, 2007	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	388.5	456.8	64.6	-	909.9
Operating income (loss)	175.1	199.7	24.3	(37.5)	361.6
Depreciation of PP&E	111.4	24.0	11.0	1.3	147.7
Additions to PP&E	78.1	37.8	4.0	6.1	126.0
Identifiable assets	3,665.5	576.4	199.6	476.6	4,918.1
Identifiable liabilities	216.0	46.3	5.9	1,745.0	2,013.2

Nine-month period ended September 30, 2006
Net revenues	368.2	524.9	66.1	-	959.2
Operating income (loss)	162.7	273.3	25.4	(30.5)	430.9
Depreciation of PP&E	108.0	23.2	10.0	3.0	144.2
Additions to PP&E	49.0	10.5	15.1	2.0	76.6
Year ended December 31, 2006
Identifiable assets	3,836.4	449.9	166.5	686.4	5,139.2
Identifiable liabilities	122.0	61.7	9.7	2,163.7	2,357.1

(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

Breakdown of Net Financial Expense for the nine-month periods ended

September 30, 2007 and 2006

(In millions of constant Argentine pesos)

	2007	2006
Generated by Assets
Interest	22.8	22.0
Foreign exchange gain	18.7	19.2
Others	-	1.7
Subtotal	41.5	42.9
Generated by Liabilities
Interest expense	(113.1)	(133.3)
Foreign exchange loss	(42.4)	(58.5)
Result of the debt prepayment	10.6	-
Others	(23.2)	(10.6)
Subtotal	(168.1)	(202.4)
Total	(126.6)	(159.5)

Exhibit III

Transportadora de Gas del Sur S.A.

Consolidated Balance Sheets as of September 30, 3007 and December 31, 2006

	9/30/2007	12/31/2006
Current assets		
Cash and deposits in banks	5.4	6.6
Investments, net	316.6	471.7
Trade receivables, net	193.8	178.3
Other receivables	51.6	45.6
Inventories	7.8	9.6
Total current assets	**575.2**	**711.8**
Non current assets		
Trade receivables	14.7	14.7
Other receivables	131.6	193.7
Investments, net	1.4	0.6
Property, plant and equipment, net	4,184.8	4,217.9
Intangible assets, net	10.4	0.5
Total non current assets	**4,342.9**	**4,427.4**
Total assets	**4,918.1**	**5,139.2**
Current liabilities		
Accounts payable	106.8	174.6
Loans	49.5	99.1
Payroll and social security taxes payable	19.7	14.8
Taxes payable	16.6	20.8
Advances from customers	15.7	7.2
Other liabilities	12.6	12.2
Provisions for contingencies	45.6	50.1
Total current liabilities	**266.5**	**378.8**
Non current liabilities		
Loans	1,575.0	1,918.5
Taxes payable	40.1	-
Advances from customers	131.6	59.8
Total non current liabilities	**1,746.7**	**1,978.3**
Total liabilities	**2,013.2**	**2,357.1**
Shareholders' equity	**2,904.9**	**2,782.1**
Total liabilities and shareholders' equity	**4,918.1**	**5,139.2**

Exhibit IV

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel